Exhibit 21.1

Principal Subsidiaries and Consolidated Variable Interest Entities of Lotus Technology Inc.

Subsidiaries	Jurisdiction of Incorporation
Lotus Advanced Technology Limited	Hong Kong
Lotus Technology International Limited	Hong Kong
Lotus Technology Innovative Limited	United Kingdom
Lotus Tech Creative Centre Limited	United Kingdom
Lotus Tech Innovation Centre GmbH	Germany
Lotus Cars Europe B.V.	the Netherlands
Wuhan Lotus Technology Co., Ltd.	PRC
Wuhan Lotus Cars Co., Ltd.	PRC
Wuhan Lotus Cars Sales Limited	PRC
Wuhan Lotus Private Fund Management Co., Ltd.	PRC

Consolidated Variable Interest Entity	Jurisdiction of Incorporation
Wuhan Lotus E-Commerce Co., Ltd.	PRC

Subsidiaries of Consolidated Variable Interest Entity	Jurisdiction of Incorporation
Hangzhou Lotus Technology Service Co., Ltd.	PRC
Sanya Lotus Venture Capital Co., Ltd.	PRC

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